UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934.

Commission File Number 000-06715

Analogic Corporation

(Exact name of registrant as specified in its charter)

8 Centennial Drive

Peabody, Massachusetts 01960

978-326-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

* On June 22, 2018, pursuant to the Agreement and Plan of Merger, by and among Analogic Corporation (the “Company”), AC Merger Sub, Inc. (“Merger Sub”) and ANLG Holding Company, Inc. (“Parent”), dated April 10, 2018, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Analogic Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ANALOGIC CORPORATION

Date:	July 2, 2018	By:	/s/ Fred B. Parks
		Name: Title:	Fred B. Parks President and Chief Executive Officer